Energea Portfolio 4 USA LLC
52 Main Street
Chester, CT 06412

VIA EDGAR

June 24, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance - Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3010
Attn: Claudia Rios

Re:	Energea Portfolio 4 USA LLC (the "Company") Amendment No. 6 to Offering Statement on Form 1-A (the "Offering Statement") Filed June 14, 2024 File No. 024-12389

Dear Ms. Rios:

We filed the above-referenced Offering Statement on Form 1-A on June 14, 2024. We now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on June 26, 2024 at 4:00 PM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Michael Silvestrini
Michael Silvestrini

cc:	David Roberts, Esq.